UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-41029

Hunt Companies Acquisition Corp. I
(Exact name of registrant as specified in its charter)

601 North Mesa Street, 19th Floor El Paso, Texas 79901 (915) 533-1122
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant Class A ordinary shares Redeemable warrants included as part of the units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant: 0 holders

Class A ordinary shares: 0 holders

Redeemable warrants included as part of the units: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Hunt Companies Acquisition Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HUNT COMPANIES ACQUISITION CORP. I.

Date: November 11, 2022	By:	/s/ James C. Hunt
	Name:	James C. Hunt
	Title:	Chief Executive Officer